Exhibit 99.74

CONSTRUCTION CONTRACT AWARDED FOR
MT IDA GOLD PROJECT

TORONTO, CANADA – September 9, 2021 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to share a recent construction update from its royalty operating partners Aurenne Group Pty Ltd (“Aurenne”) and engineering firm GR Engineering Services Ltd (ASX: GRE) (“GR Engineering”), announced by GR Engineering on September 3, 2021.

Riaan Esterhuizen, Executive Vice President – Australia stated, “The construction contract award milestone for Mt Ida demonstrates Vox’s ability to identify and acquire royalties that are on the cusp of construction. Including Mt Ida, Vox management expects Vox will hold ten producing royalty assets by the end of 2023(1). We are excited to share further development milestones with Vox shareholders over the coming quarters.”

Mt Ida (Feasibility) – A$73M Construction Contract Awarded

•	Vox holds a 1.5% net smelter return royalty subsequent to the first 10,000 ounces of cumulative gold production over part of the Mt Ida project;

•	On September 3, 2021, GR Engineering announced that:

○	GR Engineering has executed an engineering, procurement and construction (EPC) contract with Aurenne Alt Resources Pty Limited in relation to the Mt Ida Gold Project;

○	The project is located in the eastern goldfields of Western Australia and the contract sum is approximately A$73 million; and

○	Work is expected to start immediately;

•	Vox acquired the Mt Ida royalty from hearing aid technology company Nuheara Limited (ASX: NUH) in May 2020 for US$200,000; and

•	Aurenne acquired Alt Resources Limited (“Alt Resources”) in Q4 2020 for A$40M and as a result assumed operatorship of the Mt Ida project.

Mt Ida Project Overview(2)

•	On July 10, 2020 Alt Resources released a pre-feasibility study on the Mt Ida project which outlined the following:

○	Pre-Feasibility Study (PFS) confirmed technical and financial viability of 750ktpa mining and gold processing plant at Mt Ida Bottle Creek Project located in the Northern Goldfields of Western Australia;

○	A$2,305/oz gold price financial model generated 41% post tax internal rate of return (IRR) over 7-year life of mine;

○	Development Capital Cost estimate A$73.4M;

○	A$1,396/oz all in sustaining costs (AISC), with a post tax payback of 39 months;

○	Initial metallurgical testwork generates estimated average gold recovery of 91.1%:

○	Significant potential remained to grow resources and reserves across the project;

•	Vox’s royalty covers the Tim’s Find, Boudie Rat, Forrest Belle, Boudie West, Belvidere, Quinn’s Hills, Matisse and Spotted Dog deposits, covering a total resource base[2] of approximately 1.64Mt @ 2.28g/t for 120,000 royalty-attributable ounces based on the 3 April 2020 Mineral Resource Estimate of the Mt Ida project and Vox management’s analysis and expectations.

•	Vox management expects first production at Mt Ida in 2023.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd
Executive Vice President, Australia	Chief Executive Officer
riaan@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of future royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox and requirements for regulatory approvals.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

References & Notes:

(1)	Vox has five producing assets as of the date of this release (Segilola, Higginsville, Koolyanobbing, Brauna and Janet Ivy), and based on third-party development and construction announcements and Vox management expectations, Vox anticipates that each of its Bulong, Otto Bore, Pitombeiras, Mt Ida and Brits royalties will also be in production by the end of 2023. See slide 14 of Vox’s corporate presentation.

(2)	The 3 April 2020 Mineral Resource Estimate of the Mt Ida Project, as reported in the Alt Resources Target Statement dated 17 July 2020 (link below), is the responsibility of Mr. Stephen Hyland, a Competent Person and Fellow of the AusIMM and a Qualified Person as defined by NI 43-101 guidelines, Principal Consultant Geologist with Hyland Geological and Mining Consultants (HGMC), who is a fellow of the Australian Institute of Mining and Metallurgy, contracted by Alt Resources Limited. This mineral resource estimate is compliant with the Joint Ore Reserves Committee (JORC) Code, 2012 Edition.

a.	https://www.asx.com.au/asxpdf/20200717/pdf/44kmdtpsd45wjw.pdf